Exhibit 17.1

PETROS G. KITSOS

Via e-mail and overnight courier

February 21, 2012

Mr: Frederic Scheer

Chairman and Chief Executive Officer

Cereplast, Inc.

300 North Continental Blvd., Suite 100

El Segundo, California 90245

Dear Mr. Scheer:

Following our discussion earlier tonight, I am writing to confirm that, after lengthy consideration, I have decided to submit my resignation from the board of directors of Cereplast, Inc., effective immediately.

As you know, my family and I relocated to Puerto Rico early in 2011 to pursue an Investment project in renewable energy. The distance and lengthy travel time has made my continued involvement in Cereplast matters very challenging—particularly because I was used to, and enjoyed, our frequent personal interaction as an integral part of my relationship with the Company.

My resignation does not in any way reflect any disagreements with the Company’s management in which I continue to have the utmost confidence. Cereplast is an innovative company with an important global mission, an outstanding product portfolio and a wealth of opportunities ahead.

With my best wishes for great success in the future,

Petros G. Kitsos

Director

cc: Board of Directors, Michael Carroll